SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

HIGHWAY HOLDINGS LIMITED___
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
______New Territories, Hong Kong________
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are two press releases issued by the registrant on August 9, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 31, 2007	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Title Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2008 FIRST QUARTER RESULTS
-- Sales Up 22.4 percent as OEM Focus Continues to Gain Momentum --

HONG KONG — August 9, 2007 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its first fiscal quarter ended June 30, 2007 - reflecting ongoing benefits of its divesture of non-core businesses completed in fiscal 2006 and the addition of the two new plastics and metal manufacturing subsidiaries.
Net sales for the 2008 fiscal first quarter increased 22.4 percent to $8.9 million from $7.3 million a year earlier. However, primarily due to start-up costs related to integrating the two new subsidiaries, net income for the fiscal 2008 first quarter was $248,000, or $0.06 per diluted share, compared with $570,000, or $0.16 per diluted share, last year.
"Results for the first fiscal quarter reflect the short-term impact of investments associated with recent acquisitions, despite a more than 22 percent increase in top-line performance. Nonetheless, the company is encouraged by business developments, and believes that it will offset the impact of the increased expenses before the year end,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.
He noted the company’s one-stop original equipment manufacturing strategy continues to gain traction. The company recently announced it received a preferred subcontractor award from Berger Lahr GmbH&Co., KG, a subsidiary of Schneider Electric SA, for excellence in original equipment manufacturing of motors for motion controllers, drives, compact drives, actuators and linear motion devices. It subsequently announced an expansion of its existing OEM business from OSRAM GmbH, a subsidiary of Siemens AG (NYSE:SI), with the addition of orders for a product line of batten fixtures for T8 fluorescent lights designed for the European consumer market. “Both of these developments distinguish the company and highlight its solid reputation within the OEM industry,” Kohl said.

Net sales increased in the 2008 fiscal quarter by $1,637,000 compared with same period a year earlier due to strongly increasing business from the company’s German customers and as a result of the additional revenues generated by the Golden Bright Plastic Manufacturing subsidiary that Highway Holdings acquired in September 2006 and, to a lesser extent, by revenues generated by the Wuxi Metal Precision Manufacturing subsidiary that was established early last year. Metal, mechanical and electronic OEM net sales represented $8.4 million, or 94 percent of the company’s total net sales, for the first fiscal quarter of 2008. As anticipated, sales of clocks and watches continued to decline to $369,000 from $423,000 -- representing current OEM customers. Sales of cameras also, as expected, continued to decline to $120,000 from $132,000 in the same fiscal period a year earlier.
Gross profit as a percentage of sales for the first fiscal quarter of fiscal 2008 was 20 percent compared with 21 percent in the same period a year ago. Gross profit increased 19 percent to $1.82 million from $1.53 million last year. Gross margins for the current fiscal quarter were impacted by increases in the exchange rate of the RMB currency -- representing an approximate increase of 10 compared with a year earlier, ongoing increases in labor and staff-related costs, as well as increases in the cost of certain raw materials and transportation costs.
Selling, general and administrative as a percentage of sales for the first fiscal quarter of fiscal 2008 was 17.2 percent compared with 16.3 percent in the same period a year ago. Selling, general and administrative expenses for the fiscal quarter increased by $351,000, or 30 percent, from the same period a year ago -- primarily due to expenses associated with integrating operating systems and establishing internal financial and reporting systems for both Golden Bright and the new Wuxi subsidiary. The acquisition of the operations of both Golden Bright Plastics and Wuxi Metal Precision Manufacturing has resulted in certain inefficiencies and redundancies in the company’s administrative and managerial functions, thereby increasing the company’s overall selling, general and administrative expenses. The company is attempting to eliminate these inefficiencies and redundancies during the current fiscal year.
“Expenses for the new Wuxi operation were established at a level sufficient to serve our multi-national customer base. However, during this past quarter sales did not ramp-up to a level sufficient to offset this higher level of operating expenses,” Kohl said.
The company’s net income was also affected by a $240,000 decrease in currency exchange gains due to recent currency rate fluctuations between the euro and the U.S. dollar.
Kohl noted the company’s balance sheet remains strong. Cash and cash equivalents were $4.13 million at June 30, 2007 compared with $5.30 million at March 31, 2007. The decrease in the company’s cash and cash equivalents reflects the repayment of short-term borrowing. At June 30, 2007, the company had working capital of $9.3 million compared with $8.9 million at March 31, 2007. Total shareholders’ equity at June 30, 2007, was $12.4 million compared with $12.1 million last year. The company’s current ratio was 2.06:1 at June 30, 2007.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)
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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended
	June 30
	2007	2006
Net sales	$8,932	$7,295
Cost of sales	7,116	5,769
Gross profit	1,816	1,526
Selling, general and administrative expenses	1,538	1,187
Operating income	278	339

Non-operating items
Interest expenses	(59)	(47)
Exchange gain, net	8	248
Interest income	33	46
Other income	7	10
Total non-operating income (expenses)	(11)	257

Net income before income tax	267	596
Income taxes	19	26

Net Income	$248	$570

Earning per share - basic	$0.07	$0.16
Weighted average number of shares - basic	3,785	3,539

Earning per share - diluted	$0.06	$0.16
Weighted average number of shares - diluted	3,816	3,543

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	June 30,		March 31
	2007		2007
	(Unaudited)
Current assets
Cash and cash equivalents	$4,131		$5,299
Restricted cash	1,221		1,221
Accounts receivable, net of doubtful accounts	5,114		4,742
Inventories	6,321		6,104
Short term investment	317		316
Prepaid expenses and other current assets	879		680
Total current assets	17,983		18,362

Property, plant and equipment, net	3,907		3,980
Industrial property rights Investment and advance in affiliate	61 2		70 2
Total assets	$21,953		$22,414

Current liabilities:
Accounts payable	$4,625		$3,990
Short-term borrowings	1,642		3,097
Current portion of long-term debt	411		478
Accrued mould charges	273		253
Accrual payroll and employee benefits	365		446
Income tax payable	19		0
Other liabilities and accrued expenses	1,395		1,154
Total current liabilities	8,730		9,418

Long-term liabilities:
Long-term debt	629		655
Deferred income taxes	174		174

Shareholders’ equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	38		38
Additional paid-in capital	11,304		11,304
Retained earnings	1,686		1,439
Accumulated other comprehensive income	(42)		(48)
Subscription receivable	(513 (53	) )	(513 (53	) )
Treasury shares, at cost-37,800 shares
Total shareholders’ equity	12,420		12,167

Total liabilities and shareholders’ equity	$21,953		$22,414

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG - August 9, 2007 - Highway Holdings Limited (Nasdaq: HIHO) today announced that its board of directors has declared a cash dividend of $0.035 per share on the company’s common stock. The dividend will be paid September 8, 2007 to shareholders of record on August 28, 2007.
It is the company’s policy to pay dividends when the company’s financial conditions permit.
About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

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